Bruce Dravis bdravis@downeybrand.com

September 3, 2008

United States Securities
and Exchange Commission
Division of Corporation Finance
Attn: Matt McNair MS 4561
100 F Street, N.E.
Washington, DC 20549

Re:
File No. 333-152151

Dear Mr. McNair:

        Central Valley Community Bancorp (the "Company") has filed its pre-effective Amendment No. 2 (the "Amendment") to its registration statement No. 333-152151 on Form S-4 ("Registration Statement") relating to the merger of the Company and Service 1st Bancorp ("Service 1st").

        In the Amendment, the Company has made revisions to address the comments in your August 27, 2008 letter regarding the Registration Statement (the "Letter"), as well as other revisions it has deemed appropriate. A marked copy of the Registration Statement showing the changes resulting from the Amendment will be provided to you to expedite your review.

        Other capitalized terms used herein without definition are intended to have the meanings set forth in the Registration Statement.

Responses to Comments

        Numbering in this letter in response to comments in the Letter corresponds to the numbering in the comments in the Letter.

        1.     In light of the factors considered below, we believe that the rights of the former shareholders of Service 1st Bancorp and holders of in-the-money common stock options. (collectively, "Former Shareholders") with respect to amounts held in the Escrow Fund that may be distributed in the future are not securities and do not need to be registered under the Securities Act of 1933 ("1933 Act").

        Central Valley Community Bank and one or more representatives of the Former Shareholders will appoint a bank or trust company to administer the Escrow Fund in accordance with the terms of an escrow agreement signed among the parties.

        As disclosed in the Registration Statement, the Escrow Fund will be used, if necessary, to indemnify Central Valley Community Bancorp and Central Valley Community Bank from all losses and liabilities that are caused by or arise from or in connection with: (i) the Loan Participation Agreement; (ii) the loan covered by the Loan Participation Agreement; and/or (iii) the Regent Litigation. The Escrow Fund has no other purpose, nor will it be used for any ongoing trade or business.

        The Escrow Fund will terminate upon the later of (a) the date upon which the Regent Litigation is resolved completely by written settlement agreement or judgment, and all appeals have been finally decided and/or all applicable time periods for appeals have expired, and (b) either (i) the date upon which all amounts owed under the Loan Participation Agreement are irrevocably received by Central Valley Community Bank (as successor to Service 1st Bank by virtue of the merger) or (ii) the date that is six (6) months immediately following any revision to the loan by written agreement between the parties provided that all required payments are made by the borrower during such six (6)-month period.

        Upon termination of the Escrow Fund, the remaining funds ("Escrow Remainder") will be proportionately distributed from the Escrow Fund to the Former Shareholders (other than those who perfected dissenters rights) as a part of the consideration paid to the Former Shareholders in connection with the merger.

        The right of a Former Shareholder to receive the Escrow Remainder will be personal property of each Former Shareholder, and will not be transferable except by operation of law or by will, and no form or certificate will be used to represent the Escrow Remainder or the right to receive the Escrow Remainder.

        The right of Former Shareholders to receive the Escrow Remainder does not carry voting or dividend rights, and does not bear a stated rate of interest.

        The right of Former Shareholders to receive the Escrow Remainder does not represent an equity interest in Central Valley Community Bancorp, Central Valley Community Bank, or any other entity.

        The value of, and the payment of, the Escrow Remainder will not depend upon the operating results of Central Valley Community Bancorp, Central Valley Community Bank, or any other entity.

        Central Valley Community Bancorp will provide annual reports to Former Shareholders showing assets and disbursements of the Escrow Fund, prepared in accordance with generally accepted accounting principles, together with a summary of the actions taken by the escrow agent during the year.

        We have reviewed the no action positions of the Staff in connection with similar questions that have arisen in connection with contingent payments resulting from merger transactions, focusing in particular on the no action letters relating to a liquidating trust in Marriot Residence Inn II Limited Partnership (May 8, 2002), and the cash escrows established in connection with a merger in Essex Communications Corp. (June 28, 1988), and the no action letters cited therein.

        We have reviewed statutory and case law rationales under which the right of Former Shareholders to receive the Escrow Remainder might be deemed to be a "security" or an "investment contract."

        The right to receive the Escrow Remainder does not fall within any of the specified instruments identified as a "security" as defined in Section 2(1) of the 1933 Act:

    "any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a "security", or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing."

        The right to receive the Escrow Remainder is not an "investment contract", as described in SEC v. W.J. Howey Co. (328 U.S. 293 (1946)) and related cases. The right of the Former Shareholders to receive, at the end of the Escrow Fund, whatever the Escrow Remainder is does not represent a "reasonable expectation of profits to be derived from the entrepreneurial efforts of others." United Housing Foundation v. Forman, 421 U.S. 837, 852 (1975). Rather, the right to receive the Escrow Remainder represents the right of the Former Shareholders to receive whatever is left of a portion of the merger consideration that would otherwise have been immediately payable to the Former Shareholders, had formation of the Escrow Fund not been triggered by the Regent Litigation.

        The Former Shareholders have no expectation of receiving any particular amount, or any amount, from the Escrow Fund. No stated rate of return accrues with respect to the Escrow Fund or the Escrow Remainder. There are no voting or dividend rights attached to the Escrow Remainder. The Escrow Remainder does not depend upon, nor is it based upon or connected to, the success or failure of the ongoing business of Central Valley Community Bancorp. It does not fall within "the ordinary concept of a security" as required by Marin Bank v. Weaver, 455 U.S. 551 (1982).

        Accordingly, the right of the Former Shareholders to receive the Escrow Remainder does not represent a security.

        In addition, even if the right to receive the Escrow Remainder was deemed to be a security, the right to receive the Escrow Remainder will be provided to the Former Shareholders as a portion of the merger consideration paid to the Former Shareholders in connection with the merger, and so would not constitute a "sale" for purposes of Section 2(3) of the 1933 Act. The Former Shareholders will receive the right to receive the Escrow Remainder as part of the merger consideration. The Former Shareholders will make an investment decision whether to approve the merger and receive the merger consideration, including the right to receive the Escrow Remainder, but no separate or additional investment is required. The Former Shareholders are not provided an option to choose between the right to receive the Escrow Remainder and another form of consideration, nor is there an independent or separate sale of the right to receive the Escrow Remainder. Accordingly, the issuance of the right to receive the Escrow Remainder would not result in a "sale" for purposes of the 1933 Act.

        Finally, to ensure that the right of the Former Shareholders to receive the Escrow Remainder falls within the no action precedents we have reviewed, Central Valley Community Bancorp has determined to provide the Former Shareholders with annual reports on the status of the Escrow Fund.

        As a result, the nature of the right of Former Shareholders to receive the Escrow Remainder resulting from the merger, and the processes by which such right comes into existence, is administered, and expires, come within all of the factors enumerated in prior no action letters in similar cases (including the allocation of rights pro rata; the lack of transferability; the lack of voting or dividend rights or stated rate of interest; the fact that the right does not represent an equity or ownership interest in any entity participating in or resulting from the merger; the independence of payment of the Escrow Remainder from operating results of any entity participating in or resulting from the merger; the limited purpose of the Escrow Fund; the limited life of the Escrow Fund; and the periodic reports to the Former Shareholders).

        For the foregoing reasons, we believe that the right of the Former Shareholders to receive the Escrow Remainder does not represent a security for which registration would be required under the 1933 Act.

        2.     The requested changes have been made.

        3.     The requested changes have been made.

        4.     The requested changes have been made.

        5.     The requested changes have been made.

        6.     The opinion is delivered in final form.

Request for Acceleration of Effectiveness

        Assuming that the concerns raised in the Letter have been addressed and that no other issues have arisen, the Company expects to request an acceleration of the effectiveness of the Registration Statement to September 3, 2008, or as soon thereafter as is practical, by separate letter following your review of the Amendment.

Very truly yours,
DOWNEY BRAND LLP
Bruce Dravis
BD:cb